Exhibit (h)(7)

AMENDMENT

To Transfer Agency and Service Agreement

Between

Highmark Funds

And

Boston Financial Data Services, Inc.

This amendment is made this 21st day of September, 2012 between Highmark Funds (the “Trust”) and Boston Financial Data Services, Inc. (the “Transfer Agent”). In accordance with Section 16.1 of the Transfer Agency and Service Agreement between the Trust that the Transfer Agent dated August 1, 2009 (the “Agreement”) the parties desire to amend to Agreement as set forth herein.

WHEREAS, the Transfer Agent has agreed to provide certain equipment (the “Equipment”) and equipment support services (the “Equipment Services”) to the Trust in addition to the transfer agency and record keeping services provided for under the Agreement; and

WHEREAS, the parties wish to add the Equipment and Equipment Services to the Agreement in order that the relationship between the parties will be governed by the Agreement and the terms and conditions of the Agreement shall apply to such Equipment and Equipment Services to the extent applicable.

NOW THEREFORE, the parties agree to the following provisions:

1. Section 1.2 (Additional Services). Section 1.2 is hereby amended to add new Sub-Section 1.2(n) as follows:

“1.2(n)	Provide Equipment and Equipment Services in accordance with the terms of this Agreement and Schedule 1.2(n) entitled “Equipment and Equipment Services” attached hereto and made a part hereof.”

2. Schedule 1.2(n) (Equipment and Equipment Services). The Agreement is amended to add a new Schedule 1.2 (n) entitled “Equipment and Equipment Services” in the form attached to this Amendment as Schedule 1.2(n).

3. All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

4. Any schedules, appendices and exhibits referenced in this Amendment are incorporated herein and are incorporated into the Agreement hereby.

5. Except as otherwise specifically set forth in this Amendment, all other terms of the Agreement shall remain unchanged and continue in full force and effect.

6. This Amendment may be executed in any number of counterpart signatures with the same effect as if the parties had all signed the same document. All counterpart signatures shall be construed together and shall constitute one agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first set above.

BOSTON FINANCIAL SERVICES, INC.		HIGHMARK FUNDS

By:	/s/ Steve Silverman	By:	/s/ Pamela O’Donnell
Name:	Steve Silverman	Name:	Pamela O’Donnell
Title:	Relationship Officer	Title:	Treasurer

SCHEDULE 1.2(n)

Equipment and Equipment Services

1. Equipment and Services. The Transfer Agent shall provide the Trust with the Equipment and Equipment Services as further described on Appendix A, which is attached hereto and made a part of this Amendment.

2. Term for Equipment and Equipment Services. The Equipment and Equipment Services shall be provided by the Transfer Agent during the term of the Agreement. Either party may also separately terminate the Equipment and the Equipment Services by providing thirty (30) days prior written notice to the other party.

3. Fees for Equipment and Equipment Services. The Trust shall pay the Transfer Agent the fees for the Equipment and Equipment Services as set forth on Appendix B, attached hereto and made a part of this Amendment. Fees for the use of Equipment shall be paid by the Trust monthly within sixty (60) days after receipt of an invoice as described in Section 3.4 of the Agreement. The reasonable shipping and handling costs and the Transfer Agent’s reasonable travel expenses, if any, are not included in the fees shown on Appendix B and shall be charged to the Trust. Any such travel fees shall be subject to the Transfer Agent’s applicable travel policy, a copy of which shall be provided to the Trust, upon request. If the Trust cancels an Equipment order or terminates the Equipment less than one year after installation of such Equipment, the Trust agrees to pay a cancellation fee of $1,600 plus any charges imposed by the equipment and circuit provider.

4. Title to and Location of Equipment. Title to the Equipment shall remain with the Transfer Agent at all times and the Trust shall have no right, title or interest in the Equipment except as expressly set forth in this Amendment. The Trust will keep the Equipment free and clear from any claims, liens and encumbrances of the Trust’s creditors and other persons. The Trust shall not change the location of the Equipment without the consent of the Transfer Agent. The Equipment shall at all times be and remain personal property notwithstanding that any item of Equipment may now or later be affixed to realty.

5. Use of Equipment. The Trust shall use the Equipment in a careful and proper manner and shall comply with and conform to Equipment warranties and all national, state, municipal, and other laws, rules ordinances and regulations in any way relating to the possession, use or maintenance of the Equipment. If the Trust intends to terminate the use of any Equipment, it shall provide thirty (30) days’ written notice to the Transfer Agent.

6. Warranties. The Transfer Agent disclaims any and all warranties, expressed or implied, including but not limited to implied warranties of merchantability and fitness for a particular purpose, except that the Transfer Agent warrants that it has the right to enter this Amendment with respect to the Equipment and Equipment Services.

7. Risk of Loss. The Trust assumes all risk of loss, damage, theft or destruction of the Equipment. No such loss, damage, theft or destruction of the Equipment, in whole or in part,

shall impair the obligations of the Trust under the terms of this Amendment or the Agreement, all of which shall remain in full force and effect, and the Trust shall, at the Transfer Agent’s option, either (a) place the Equipment in good repair, condition and working order; (b) replace the Equipment with like equipment in good repair, condition and working order; or (c) pay to the Transfer Agent the reasonable replacement cost of the Equipment.

8. Maintenance and Repair. The Transfer Agent shall, at its expense, maintain each item of Equipment in good mechanical condition and running order. Without the prior consent of the Transfer Agent, the Trust shall make no repair, alteration or attachment with respect to the Equipment which interferes with the normal and satisfactory operation or maintenance of it, or creates a safety hazard, or which might result in the creation of a mechanic’s or material man’s lien with respect to it. Notwithstanding the foregoing, the Trust shall, at its sole expense, make any repairs, modification or alteration of the premises of the Trust necessary to install and operate the Equipment.

9. Insurance. The Trust shall maintain insurance coverage on the Equipment that is satisfactory to the Transfer Agent.

10. Return of Equipment. At the expiration or earlier termination of the Equipment use and Equipment Services provided for under this Amendment, the Trust will return the Equipment to the Transfer Agent in the same operating order, repair, condition as when provided to the Trust, excepting only for reasonable wear and tear and depreciation resulting from the authorized use of it. The Trust shall pay the Transfer Agent the replacement cost of any Equipment not returned to the Transfer Agent within thirty (30) days of the expiration or termination of the Equipment and Equipment Services provided for under this Amendment.

11. Default. If either party fails to fulfill any of its obligations with respect to the Equipment and the Equipment Services provided for under this Amendment, the other party may at its option immediately terminate Equipment and Equipment Services.

APPENDIX A TO SCHEDULE 1.2(N)

Description of Equipment and Equipment Services

1.	Background

In order to utilize the Same Day Cash Management application, the Trust has defined a requirement for a Trust virtual private network (VPN) connection to the Transfer Agent’s Quincy, MA location from its office in located at 350 California Street 12th Floor, San Francisco, CA 94104. The Same Day Cash Management Application will be deployed on one workstation to support up to ten users at the Trust’s office located San Francisco.

2.	Project Scope

The Transfer Agent will install a Transfer Agent managed VPN connecting the Transfer Agent’s Quincy, MA location to the Trust’s location in San Francisco. The VPN will require the installation of a Cisco 1941 router at the Trust. The router will be configured to support a 128K bandwidth connection. It can be upgraded if needed in increments up to a full T1 connection.

•	The Transfer Agent will configure the router and assist the Trust with the installation at the Trust’s site.

•

The Trust has defined the required number of workstations to be up to 10 and the Transfer Agent will assist the Trust in the deployment of the requested desktop software and will facilitate access to the mainframe for the designated Trust agents. The Trust is responsible for ensuring that the agents’ workstations meet the system requirements necessary to run the applications.

•	The Trust is responsible for completing a site survey prior to installation.

•

The Transfer Agent will require Out of Band Access to the Trust’s router in order to provide management services. The Transfer Agent or the Transfer Agent’s monitoring agent will require access to the router auxiliary port via an internal modem connection. The access will require that an analog phone line be installed close to the router. The Trust is responsible for the phone line. If required, the Transfer Agent will provide onsite technical and/or product support or for the first 3 days of the production at an hourly rate.

•	The Transfer Agent will provide media and documentation required to install the applications listed below.

•	The Transfer Agent will handle all data security requests to obtain credentials for the named agents of the Trust.

•	The Transfer Agent will handle all network routes and firewall port open requests required to provide access for the named agents of the Trust.

•

The Transfer Agent cannot guarantee response time as it is due to a number of factors not within the Transfer Agent’s control, including but not limited to the Trust’s network infrastructure, bandwidth to the Trust’s ISP, and Internet available bandwidth.

•

The Trust will be responsible for monitoring its response time. If the Trust wishes to increase its usage or increase the number of concurrent desktop users, the Trust may discuss increasing the bandwidth at the Transfer Agent’s router or alternate connectivity solutions.

•	The Trust will be responsible for software compatibility on the agents’ desktops.

•	The Trust will be responsible for providing Internet access.

•	The Trust will be responsible for ensuring that the Trust’s corporate security standards are satisfied.

3.	Deliverables

Milestone	Responsibility	Estimated Timeline for Completion (Elapsed Time)
Approval of Proposal	Trust

• Signoff router lease agreement	Trust

• Complete and return network engineering survey	Trust

Installation of VPN

• Order and receive equipment	Transfer Agent

• Configure router	Transfer Agent

• Router Installation	Trust and Transfer Agent	Approximately 2 weeks from receipt of signed Proposal and completed survey.

4.	Project Organization

4.1	Roles and Responsibilities Table

Primary Responsibility	Name	Title	Internal/Client/Consultant
Project Sponsor	Steve Silverman	Client Service Officer	Transfer Agent

Project Manager	Rick Coury	Project Manager	Transfer Agent

Project Manager	TBD		Trust

Network Analyst	Joe Scavo	Sr. Network Analyst	Transfer Agent

Network Analyst	TBD		Trust

Customer Service Interface	Ria Callahan	Group Manager	Transfer Agent

4.2	Technical Support

The Transfer Agent’s Service Center and the Trust’s Service Center/Help Desk will be the central points of contact for all T1 related problems. The Trust will direct all problem calls through their internal Service Center/Help Desk prior to calling the Transfer Agent’s Service Center. The Trust’s Service Center/Help Desk will then contact the Transfer Agent’s Service Center to resolve application and/or network problems supported by the Transfer Agent.

The Transfer Agent Service Center will record and track all trouble tickets. They will attempt to resolve the problem immediately and will escalate calls to the Transfer Agent’s support teams as necessary. The Transfer Agent’s Service Center will be the central point of contact for updates and statuses throughout the remediation process.

APPENDIX B TO SCHEDULE 1.2(N)

Fees for Equipment and Equipment Services

VPN Cost Model
Bandwidth/Kbps at the Router	Cost
128	324.92
256	629.84
384	934.77
512	1,239.69
768	1,849.53
1024	2,459.38
T1.5	3,659.06

VPN Costs	Qty/	Unit Cost	Total Implementation Cost	Total Yearly Recurring Cost
	Hours
Cisco 1941 Router
• 3 yr. lease including maintenance	1	$100.46/month		$1,205.52
VPN implementation	One time charge	$1,500	$1,500.00
Monthly VPN Usage Charge for 128Kbps		$324.92		$3,899.04

Total VPN Costs			$1,500.00	$5,104.56